Mail Stop 6010						January 11, 2006



Jun Bao
President and Chief Executive Officer
China RX Holdings, Inc.
5980 Horton Street, Suite 405
Emeryville, California 94608

	Re:	China RX Holdings, Inc.
		Form 10-SB
		Filed December 16, 2005
		File No. 0-51684

Dear Mr. Bao:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-SB

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed. If we are not finished with the review by that time, you should withdraw the registration statement and refile it to delay its effectiveness.


Item 1. Description of Business

Overview, page 3

2. Please expand the discussion to describe the nature and extent of
Ballantrae`s business when it emerged from bankruptcy proceedings, the nature and extent of China RX`s business activities at the time of the merger with Ballantrae, and the reason for the merger.

3.	Please clarify the nature and extent of any affiliation
between
PTI and Baite     and/or First Capital prior to the acquisition by
China RX.

Overview of PTI, page 4

4.	Please expand the discussion to update the status of your
applications and filings with the FDA.

5.	Please include the information requested by Item 101(b) (2),
(4), (6), (8), (9), and (11) of Regulation S-B to the extent applicable. We may have additional comments.

Overview the market, page 4

6. Please provide supplemental support for the statement concerning the potential market for your products. Please mark the relevant sections of the supporting documentation.

Patent portfolio, page 6

7. Please expand the discussion to provide the expiration date for your core technology patent.

Management team, page 8

8.	It is unclear from the placement of this section whether
there
is a separate management team for First Capital and Baite. Please advise or revise. We may have additional comments.

9.	Briefly describe the business experience for at least the
past
five years for each member, indicating the time period during which each respective position was held.

The Pharmaceutical Industry of the PRC, page 10

10.	Please provide supplemental support for the statements
attributed to various publications on pages 11-21. Please mark the relevant sections for ease of reference.

Overview of the Chinese Herbal Pharmaceutical Industry, page 11

11.	Please expand the discussion to explain the national
registration process and the extent to which your products have "passed" the process.

Marketing and Distribution, page 14

12. Please confirm that your sales and marketing activities are limited to the PRC.

Risk Factors

General

13.	Please consider adding risk factors pertaining to the lack of existing market for your securities and the possible application of the penny stock rules.

We may be unable to obtain additional capital . . . , page 23

14. Please expand the discussion to indicate how much additional capital you may need, when, and for what purposes.

15.	Your discussion includes a number of distinct risks, i.e.
need
for capital, dilution, debt service and restrictive covenants.
Please consider placing each distinctive risk in a separate risk factor.

We face increased risks of doing business due to . . . , page 24

16. Please revise this risk factor discussion to quantify the amount of revenues from and assets attributed to your operations in China.

If we cannot obtain additional capital . . . , page 28

17. Please quantify the additional funding you need and when you anticipate this funding will be required.

If we are unable to attract and retain key employees . . . , page
29

18. Please discuss any material difficulties the company has had in attracting and retaining skilled personnel.

19.	Please indicate the extent to which you have employment
agreements with your key employees.

Our certificates, permits, and licenses are subject to governmental control and renewal, page 32

20.	Since your permit expired in December 2005, please update the discussion to indicate the current status of the permit and how this may affect your business and results from operations.

Description of property - First Capital, page 49

21.	Please expand the discussion to include your manufacturing
operations.  If material, file the leases as exhibits.  See Item
601
(b) (10) (B) of Regulation S-B.

Security ownership of certain beneficial owners and management, page
49

22.	Please expand the discussion to identify the natural person
with
voting or investment control over the securities owned by Lin`s
Investment Management Co., Ltd.

Employment agreements, page 52

  23.	Briefly describe the employment agreements and, if
material, file them as exhibits.


Audited Consolidated Financial Statements for Years Ended June 30,
2005

24. Based upon a preliminary review of your financial statements
and
the accounting policies used by management, it appears that the financial statements were not prepared in conformity with accounting principles generally accepted in the United States but another comprehensive basis of accounting. Please represent to us that the financial statements were prepared based upon US GAAP.
Additionally,
please address how each of the following items complies with US
GAAP.
Please cite the appropriate accounting literature management relied
upon.
a. recognition of impairment income within the consolidated statements of operations and reassessing of your interest in subsidiaries when there is an indication that the impairment losses recognized in prior years no longer exists.
b. current accounting treatment and presentation of the enterprise expansion fund within stockholder`s equity
c. current accounting treatment for the difference between the share
capital of subsidiaries acquired over the nominal value of the share
capital issued in exchange
d. current accounting and presentation of the acquisition of PTI
and
First Capital on the basis of "merger accounting," including presentation of the financial statements as if the companies had been acquired as of the beginning of the fiscal year ended June 30,
2004
e. recognition of revenue generated from service contracts when invoice is issued
f. recognition of license fee income upon execution of license agreement
g. recognition of grant income when received
h. determining the impairment of receivables as the difference between the carrying amount and the recoverable amount, which is the present value of expected cash flows, discounted at the market rate of interest for similar borrowers
i. present inventories at the lower of cost or net realizable value
j. determining the cost basis of inventory based upon the moving average method
k. charging contributions to the basic social insurance pursuant to
PRC laws and regulations in the year the contributions relate.

25. Please label within your consolidated financial statements and notes to consolidated financial statements amounts that are "In
Thousands" or revise your amounts to represent actual amounts.

Consolidated Statements of Cash Flows, page F-5

26. Please tell us why the acquisition of subsidiary resulted in a cash inflow of $127 during the year ended June 30, 2005 as, according to you accounting policy, you have presented the financial statements as if the reorganization was completed on July 1, 2003.

27. Please tell us and disclose the nature of the non-cash contribution by shareholder`s investment in Xingye.

Notes to Consolidated Financial Statements

1.  Group Reorganization, Summary of Operations and Basis of
Presentation, page F-6

28. We note your acquisition of ProteomTech, Inc ("PTI") and First Capital Asia Investments Limited ("First Capital") on June 30, 2005.
As the transaction was a share exchange with the previous owners of
PTI and First Capital obtaining over 90% of your outstanding common stock, please provide to us your analysis as to which company is the accounting acquirer in the transaction. Please ensure that you summarize the significant provisions of the acquisition agreement. Additionally, please provide to us a breakdown of post acquisition ownership percentages of your outstanding common stock between PTI and First Capital, management`s analysis as to whether PTI and First
Capital are related parities, and which entity obtained/retain control of the final combined entity. Please note that the historical financial statements should be those of the accounting acquirer and that separate audited financial statements of significant acquirees are required under Item 310(c) of Regulation S-
B.

29. We note First Capital`s acquisition of Guizhou Xingye Pharmaceutical Co. Ltd. ("Xingye") by First Capital on January 4, 2005. Please provide a summary of the significant provisions of the acquisition and management`s analysis of who is the accounting acquirer in the transaction. Please note that if Xingye is determined to be the accounting acquirer then the historical financial statements presented in compliance with Item 310(c) of Regulation S-B for First Capital should be those of Xingye. Please provide audited financial statements of the accounting acquiree within this acquisition as required by Item 310(c) of Regulation S-B or provide to us your significance tests supporting management`s opinion that the acquisition is not significant.

30. Please tell us how you accounted for the December 29, 2004 merger with Ballantrae LLC Please provide all the disclosures required by paragraphs 51-57 of SFAS 141 for each material transaction.



2.  Significant Accounting Policies

License and Patent, page F-10

31. Please tell us your basis for capitalizing license and patent costs, deferring amortization of patent costs until patent is approved, and the life of the asset. Please disclose the method of amortization of the license and patent costs.

Employee benefits, page F-11

32. Please disclose the amount contributed to the 401(k) plan on behalf of PTI`s employees.

18. Commitments and Contingencies

c) Contingencies, page F-22

33. Please disclose the amount of the warranty obligations accrued as of each reporting date. Additionally, please tell and disclose how you estimate the amount of obligations, how accurate the liability has been in the past, and how you have complied with SB 104 regarding your ability to accurately estimate the obligation.

22. Pro Forma Financials, page F-23

34. Please revise your pro-forma to comply with Item 310(d) of Regulation S-B for the acquisition of PTI and First Capital by China
Rx Holdings, Inc. and the acquisition of First Capital of Xingye. Please ensure that each company is presented as separate columns and that pro-forma adjustments to the historical financial statements are clearly identified and explained.

Reviewed Consolidated Financial Statements for Three Months Ended
September 30, 2005 and 2004, page F-26

35. Please make revisions to the interim financial statements consistent with the above comments regarding your consolidated financial statements for the two year period ended June 30, 2005.



*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Todd Sherman at (202) 551-3665 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact John
Krug
at (202) 551-3862 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
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Jun Bao
China RX Holdings, Inc.
January 11, 2006
Page 1